EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
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    ACHIEVES DRAMATIC GROWTH IN SALES OF ITS PROPRIETARY HEPATITIS A VACCINE
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BEIJING,  May 18, 2004 - Sinovac Biotech Ltd.  ("Sinovac") (the "Company") (NASD
OTC-BB: SNVBF, Frankfurt: SVQ) is pleased to announce that it has been experiencing dramatic growth in sales of its Hepatitis A vaccine, Healive. Audited sales of the product for the year ending 31st December 2003 were approximately US $2.8 million, for an average of US $233,000 per month. In March of 2004, according to management prepared statements, the Company's sales rose to US $577,000, an increase of almost two and a half times. Management of Sinovac are currently projecting sales of approximately US $10 million for the current year ending 31st December 2004 - an increase of three and a half times 2003 sales. Management is also awaiting the imminent final approval of its combined Hepatitis A&B vaccine by the Chinese FDA and expects to commence sales of this product within several months. It is further anticipated that the Company will start commercial sales of its flu vaccine in the fourth quarter of 2004 or first quarter of 2005.

Sinovac will be reporting its annual financial statements early this year. The Board of Directors has approved the change of Sinovac's year-end from the 30th April to the 31st December and as a result will be reporting its annual 20F filing, detailing its financial statements, early this year. In compliance with standard SEC policy, Sinovac has 180 days from the end of its fiscal year to file its audited financial statements. Thus, Sinovac's financial statements will be filed with the SEC and a concurrent news release will be released prior to 30th June 2004. As a designated "foreign issuer", which constitutes most very active foreign businesses publicly listed in the US, Sinovac does not report quarterly financial statements but only financial statements fully audited to US GAAP on an annual basis. Sinovac may elect to provide shareholders with interim un-audited financial updates during each fiscal year in its effort to maximize transparency to shareholders.


About Sinovac Biotech Ltd.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS." Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis
A. Sinovac is the first and currently the only company in the world to have been granted permission to begin clinical trials for a vaccine to prevent SARS.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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Contact:   Investor   Relations   at  (888)  888  8312  or  (604)   684-5990  or
info@sinovac.com .
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.